Exhibit 12

General Electric Company
Ratio of Earnings to Fixed Charges

		Years ended December 31
	(Dollars in millions)	2006	2005	2004	2003	2002

	General Electric Company and consolidated affiliates
	Earnings(a)	$25,528	$23,682	$21,025	$18,455	$18,735
Plus:	Interest and other financial charges included in expense	19,511	15,191	11,681	10,541	9,921
	One-third of rental expense(b)	641	644	601	520	558

	Adjusted “earnings”	$45,680	$39,517	$33,307	$29,516	$29,214

	Fixed charges:
	Interest and other financial charges	$19,511	$15,191	$11,681	$10,541	$9,921
	Interest capitalized	81	108	92	48	53
	One-third of rental expense(b)	641	644	601	520	558

	Total fixed charges	$20,233	$15,943	$12,374	$11,109	$10,532

	Ratio of earnings to fixed charges	2.26	2.48	2.69	2.66	2.77

(a)	Earnings before income taxes, minority interest, discontinued operations and cumulative effect of accounting changes.
(b)	Considered to be representative of interest factor in rental expense.